UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

Ocata Therapeutics, Inc.

(Name of Subject Company)

Ocata Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities)

Paul Wotton

President and Chief Executive Officer

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, MA 01752

(508) 756-1212

(Name, address and telephone numbers of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell Bloom, Esq.

James Matarese, Esq.

Andrew Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements Items 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ocata Therapeutics, Inc. (“Ocata”) with the U.S. Securities and Exchange Commission on November 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Laurel Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Ocata, upon the terms and subject to the conditions set forth in the Offer to Purchase by Astellas and Purchaser dated November 19, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.     The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended to correct a scrivener’s error by replacing “March 9, 2016” with “May 9, 2016” in the subsection entitled “Extension of Offer Period,” under the section entitled “Reasons for the Recommendation of the Board.”

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

Extension of the Offer

“On January 22, 2016, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., New York City Time, on January 21, 2016. The Expiration Date of the Offer is extended to 5:00 p.m., New York City Time, on February 9, 2016, unless further extended. The Depositary has advised us that, as of 5:00 p.m., New York City time, on January 21, 2016, 19,862,037 Shares had been validly tendered and not validly withdrawn, representing approximately 47% of the outstanding Shares.

On January 22, 2016, Astellas and Ocata issued a joint press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(1)(O) to the Schedule TO and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(K)	Joint Press Release issued by Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated January 22, 2016 (incorporated by reference to Exhibit (a)(1)(O) to the Schedule TO filed by Astellas Pharma Inc. and Laurel Acquisition Inc. with the Securities and Exchange Commission on January 22, 2016).

(a)(1)(L)	Letter to Ocata employees from the President & CEO of Astellas Pharma Inc., dated January 22, 2016 (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO filed by Astellas Pharma Inc. and Laurel Acquisition Inc. with the Securities and Exchange Commission on January 22, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2016

Ocata Therapeutics, Inc.

By:	/s/ Paul K. Wotton
	Name:	Paul K. Wotton
	Title:	President and Chief Executive Officer